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                            January 15, 2021

       Chenlong Tan
       Chief Executive Officer
       iPower Inc.
       2399 Bateman Avenue
       Duarte, CA 91010

                                                        Re: iPower Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
11, 2021
                                                            CIK No. 0001830072

       Dear Mr. Tan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Cover, page i

   1. On the cover of your prospectus, please disclose the dual-class nature of your common stock, the disparate
voting rights of your Class A and Class B common stock, and the percent of the voting
power your co-founders will own upon completion of the offering as the sole holders of
your Class B common stock.
 Chenlong Tan
FirstName
iPower Inc.LastNameChenlong Tan
Comapany
January 15,NameiPower
            2021       Inc.
January
Page 2 15, 2021 Page 2
FirstName LastName
Prospectus Summary
The Offering, page 9

2. We note the updated disclosure on your prospectus cover in response to Comment 3.
         Please also add comparable disclosure to The Offering section of your Prospectus
         Summary.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 36

3. We note your response to Comment 9 that your Receivables Purchase Agreement is your amended revolving credit facility agreement and your updated disclosure regarding the increased borrowing limit and new interest rate. To the extent material, please disclose the terms of the amended borrowing arrangement that may have an impact on your access to funds, such as accessing cash through the sale of your receivables. In addition, we note that page 7 of the Receivables Purchase Agreement provides that it is not a loan and there is no interest rate. Please reconcile this with your disclosure on pages 36, F-19, and F-38.
Business
Government Regulations, page 45

4. We note your updated disclosure and partially re-issue Comment 10. Please include a discussion of government regulations that impact your business in this section that is comparable to the detailed disclosure included in your prospectus summary. In particular, please include a discussion of the material effects that compliance with the government regulations mentioned here and in your prospectus summary and risk factors may have upon your capital expenditures, earnings and competitive position. Refer to
         Item 101(c)(2) of Regulation S-K.
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Megan Penick